Ur-Energy Provides Update on its Lost Creek ISR Uranium Mine Project

LITTLETON, Colo., Jan. 29, 2013 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) ("Ur-Energy" or the "Company") provides the following update on construction at its Lost Creek Project and the legal proceeding filed in November seeking review of the BLM's Record of Decision (see Ur-Energy News Release, December 4, 2012).

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Construction continues to advance at the Lost Creek Project, with power and roads completed to the construction site. All footings, walls and pillars are complete within the foundation of the plant building and additional work on the plant pad is continuing. Wellfield construction is progressing as planned, with work continuing to case and complete the initial production wells. Subsurface engineering work is nearing completion on both deep disposal wells drilled to date.

Steve Hatten, Vice President Operations, noted, "We are very pleased with the continued on-plan progression of construction at the Lost Creek site. I am very proud of our team's thorough advance planning, which now is allowing construction to proceed smoothly on all fronts."

In the legal proceeding pending in U.S. District Court, the Company has been granted status as a party, and filed its opposition to a motion for preliminary injunction filed by the petitioner. The State of Wyoming, also granted status as a party to the proceeding, has submitted its brief opposing the preliminary injunction. The BLM had previously filed its opposition. The motion awaits the Court's decision.

About Ur-Energy
Ur-Energy is a junior uranium mining company currently constructing its first in-situ recovery (ISR) uranium mine in south-central Wyoming at its fully licensed and permitted Lost Creek project. The Lost Creek processing facility will have two million pounds per year capacity and is anticipated to be in production mid-year 2013. Ur-Energy engages in the identification, acquisition, exploration and development of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE MKT under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Wayne Heili, President and CEO
307-265-2373
866-981-4588
wayne.heili@ur-energyusa.com

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., timing and outcome of the challenge to the BLM Record of Decision, including the outcome of petitioner's motion seeking a preliminary injunction; timing of completion of construction and commencement of operations at Lost Creek) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.